Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Eclipse Diagnostics Inc.
750 N. San Vicente Blvd
Los Angeles, CA 90069
http://www.eclipsedx.com/

Up to $363,220.00 in Common Stock at $11.00
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Eclipse Diagnostics Inc.
Address: 750 N. San Vicente Blvd, Los Angeles, CA 90069
State of Incorporation: DE
Date Incorporated: February 05, 2018

Terms:

Equity

Offering Minimum: $9,999.00 | 909 shares of Common Stock
Offering Maximum: $363,220.00 | 33,020 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $11.00
Minimum Investment Amount (per investor): $495.00

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Perks*

<u>All investors</u>

Regular updates on our technology progress

<u>$5,000+</u>

Exclusive content and regular company updates

Your place on the Technology Ambassadors Page of the website

1 Canabinox test kit

<u>$10,000+</u>

Exclusive content and regular company updates

Your place on the Technology Ambassadors Page of the website

2 Canabinox test kits

Invitation to our annual company VIP events

<u>$50,000+</u>

Exclusive content and regular company updates

Your place on the Technology Ambassadors Page of the website

4 Canabinox test kits

Once-a-year conference call with the CEO and founders

*All perks occur only after the offering is completed and if the products are available in the market

<u>The 10% Bonus for StartEngine Shareholders</u>

Eclipse Diagnostics Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Common Stock at $11 / share, you will receive 11 Common Stock shares, meaning you'll own 11 shares for $110. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their

countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Eclipse Diagnostics Inc.

Eclipse Diagnostics is a biotechnology company focused on developing solutions for rapid testing in medical and non-medical applications. Eclipse Diagnostics was founded with the aim of developing a rapid testing device to monitor the risk of stroke and prevent stroke at home, based on our licensed patented technology. Eclipse Diagnostics launched its first StartEngine campaign in February 2018 in order to secure funds to develop the stroke testing product and bring it to market. We successfully raised $171,750 from 94 investors. Since medical devices require significant capital investment, a long time to develop as well as regulatory approval (ie. FDA certification), we decided to introduce a new product to our portfolio with the goal to generate early revenue and help support medical device research and development activities.

Canabinox™ - Grower-friendly testing device

At Eclipse Diagnostics we are developing an easy-to-use portable device for pre-harvest monitoring of THC and other cannabinoids as well as other chemicals of interest in non-medical markets. The device is based on proprietary multispectral spectrometry technology that is low-cost, fast and easy to use.

What is the problem we are trying to solve?

We identified an opportunity in the cannabis-growing market to monitor the content of cannabinoids and other chemicals in plants and their products. Specifically, we see a great need for pre-harvest monitoring the quality of the plants in order to determine the right time to harvest. Time is critical depending on what growers want to achieve:

1. Highest potency: Some growers seek to produce plants with maximum THC (or other cannabinoids) content. The THC content can fall significantly in the final days of a plant's growth cycle. Our testing device could enable growers to daily monitor the THC (and THCA) content in plants and determine the best time to harvest (ie. when THCA content starts dropping or plateaus).

2. Consistent results: Some growers already achieve high enough THC content in their plants and products but are faced with batch to batch differences that affect product consistency. Our device could enable them to monitor the cannabinoid content on a daily basis and determine the right time to harvest based on their desired cannabinoid levels. This could also enable them to offer lower-potency variants of popular strains.

3. Hemp: Hemp growers face rigorous requirements for THC content in their plants and products. Hemp products have to have a THC percentage below 0.3% in order to be compliant. Our device could enable hemp growers to daily monitor the THC content and make sure they harvest before THC content reaches or goes beyond 0.3%.

How does Canabinox work?

The proprietary system is comprised of a handheld spectrometer that enables readings of the individual, single use tubes that contain our plant extraction chemical and is linked to a dedicated smartphone app via BLE. A user inserts a piece of ground plant into the one-time use disposable tube that contains our proprietary chemical and leaves is for around 5 minutes to extract. Then all is need is to insert the tube in the reader and click "Measure" in the smartphone App. Results are displayed on the app within 10 seconds and show the content of cannabinoids in the sample. At the moment we enable measurement of THC, THCA, CBD, CBC and CBN. We will be including more cannabinoid and other chemical detection in the future.

Traction

Canabinox was initially developed by VB Center d.o.o. a contract research company from Slovenia, Europe after an initial meeting with Eclipse Diagnostics. At Eclipse Diagnostics we believed there was a need for such a device in the market and agreed to do initial market validation with the first prototypes developed. After receiving positive feedback from growers in California (we visited 10 different growers, both big and small) we decided to purchase the rights for the technology in January 2019. VB Center d.o.o. still remains the key research and development partner as well as the manufacturer of the handheld reader. Disposable one-time use tests will be manufactured in the USA. We have validated the performance of the Canabinox system in the laboratory and cross checked it with the performance of cannabinoid testing with HPLC system. We were able to achieve a minimum test variance of 12% and continue to improve the algorithm to decrease variance and increase the performance of the device. The key next stage of our

development is to do larger scale validation of the technology in the field with growers in order to finalize the user protocol and tweak the detection algorithm before launching the product to the general public.

We see this device as an industry-changing trend because it enables rapid and accurate measurement of cannabinoid potency levels in plants as well as its products. At Eclipse Diagnostics we are also continuing to develop our stroke monitoring medical device based on a separate patent that we have an exclusive license for in the USA.

Canabinox References

Licensed Growers numbers:

1) https://www.ocregister.com/2018/04/27/so-far-california-has-6000-licensed-cannabis-businesses-heres-what-that-looks-like/
2) http://www.alaskajournal.com/2016-03-21/cultivation-licenses-dominate-marijuana-applications#.W75UDhNKjOQ
3) https://www.9news.com/article/entertainment/television/programs/next-with-kyle-clark/colorado-nears-3000-active-marijuana-businesses/368693213
4) http://legislature.maine.gov/statutes/7/title7sec2447.html
5) https://www.oregon.gov/olcc/marijuana/Documents/mj_app_stats_by_county.pdf
6) https://www.rgj.com/story/news/marijuana/2018/01/16/nevada-marijuana-growers-fear-going-out-business/1037931001/
7) https://data.lcb.wa.gov/stories/s/WSLCB-Marijuana-Dashboard/hbnp-ia6v/
8) http://www.ilovegrowingmarijuana.com/start-commercial-grow-operation-washington-dc/
9) https://mjbizdaily.com/regulators-award-first-massachusetts-commercial-cannabis-license/
10) https://mjbizdaily.com/wp-content/uploads/2017/11/CanadaReportFINAL.pdf
11) https://www.thestar.com/business/2017/12/20/health-canada-nearly-doubles-number-of-marijuana-production-licences-in-second-half-of-2017.html
12) https://www150.statcan.gc.ca/n1/pub/13-605-x/2018001/article/54961-eng.htm

Cannabis users number

13) https://www.washingtonpost.com/news/wonk/wp/2017/04/19/11-charts-that-show-marijuana-has-truly-gone-mainstream/?noredirect=on&utm_term=.461a8767931a
14) https://www.med.uottawa.ca/sim/data/Marijuana_e.htm
15) https://mjbizdaily.com/vermont-issues-fifth-medical-cannabis-business-license/

Cannabis production in pounds

16) https://www.med.uottawa.ca/sim/data/Marijuana_e.htm
17) https://growersnetwork.org/resources/raw-pounds-cannabis-produced-us-per-annum-estimate/

Cannabis market value

18) http://thoughtforyourpenny.com/lifestyle/the-best-marijuana-publications-to-understand-the-cannabis-industry/?doing_wp_cron=1539552671.1893699169158935546875

Medical device for monitoring the risk of stroke

Each year nearly 800,000 people in the U.S. experience a new or recurrent stroke and stroke is the fifth leading cause of death in the U.S. Up to 80 percent of strokes can be prevented and our mission is to give surviving stroke patients and other high-risk individuals a home testing device that can give an early warning sign and help prevent onset of stroke at home. (American stroke association: https://www.strokeassociation.org/STROKEORG/AboutStroke/About-Stroke_UCM_308529_SubHomePage.jsp).

Why now?
With a rapidly aging population and an increased incidence of cardiovascular disease, stroke is becoming one of the leading causes of morbidity and mortality in the U.S. and across the world. Also, today there is no affordable way to measure levels of biomarkers at home. Our technology enables that.

What is our solution?
We are developing an easy to use home test to monitor the risk of stroke. The device is based on our patented and proved technology, based on biomarker detection that is both accurate, low cost and simple to use. With ”proven” we mean that we have performed a proof of concept study where we successfully detected a target antigen and produced a calibration curve for quantification. We have published our results in international peer reviewed journals: https://www.sciencedirect.com/science/article/pii/S0956566315304449?via%3Dihub,
https://www.researchgate.net/publication/316686647_Electrochemical_impedimetric_detection_of_stroke_biomarker_NTproBNP_using_disposable_scree printed_gold_electrodes,
https://www.sciencedirect.com/science/article/pii/S0925400517323699?via%3Dihub.
The test procedure is similar to the glucose monitoring test: you take a blood prick (we are evaluating alternate

testing mechanisms for potential future use, such as, for instance, a urine sample), put the drop of blood on the disposable, one-time-use test, insert it in a compact reader, wait 15-20 minutes and get the results on your smartphone app.

If the level of the tested biomarker is above the 'safe' level, the app will inform the user that they should go to a physician and get a clinical check-up and proper treatment.

We do not aim to replace the doctor or give medical diagnostics or medical advice. Our platform aims to serve as an early warning mechanism and the final diagnostics and treatment will still be performed by trained physicians.

We will not be able to detect every stroke episode. However, we are optimistic that that we help stroke patients and help identify risk factors for some other emergent clinical manifestations that are not stroke related (i.e. heart attacks).

Today we are not aware of products in the market that would allow measurement of the stroke biomarkers at home or that are accessible to the wider public. Competing technologies are limited mainly due to their high price. The majority of competing technologies rely on optical detection and quantification or do not offer the accuracy and sensitivity needed for such an application. Optical detection is still very expensive, and the readers cost upwards of $1,000 -- that is why these technologies are today only used in high-end medical institutions.

Our technology serves this niche market because we can provide laboratory grade performance at a price that is accessible to a general consumer.

We will sell our tests direct to consumers on a subscription model. The Basic subscription model will include a free reader and 4 tests per month at a price of $60. The premium model will include a reader and 8 tests per month at a price of $100. We will tailor our subscription model in the future based on market response and demand.

Our target consumers are stroke survivors and diabetics. In the U.S. alone there are 6.5 million stroke survivors (data from National Stroke Association) and over 10 million diabetics over 40 years old (data from CDC).

Considering only the basic subscription model this amounts to a market opportunity of $9.9 billion per year.

Based on initial assessment with regulatory advisors, we need to file a 510k premarket notification for a Class II screening device. We may need to meet other regulatory requirements.

What is the stage of the technology today?

We have optimized the technology in the laboratory setting and have tested it with various medical applications ranging from dengue, stroke biomarkers, stress markers and male fertility markers. We have achieved the proof of concept stage as reflected by our published work in the international peer reviewed journals:

https://www.sciencedirect.com/science/article/pii/S0956566315304449?via%3Dihub,

https://www.researchgate.net/publication/316686647_Electrochemical_impedimetric_detection_of_stroke_biomarker_NTproBNP_using_disposable_scree printed_gold_electrodes,

https://www.sciencedirect.com/science/article/pii/S0925400517323699?via%3Dihub. We have also performed proof-of-principle studies for the detection of dengue fever, male-fertility markers and heart-failure markers (we have successfully detected the target antigens in a controlled sample and produced a calibration curve). We have also shown that our technology that was shown to be on par with laboratory-based assay (ELISA) in real life clinical samples: we have shown this by testing 15 dengue fever patient samples with our test and the BioRad

Dengue NS2 Ag ELISA test and we have shown that both assays produce same results. We have published part of these results in Sensors and Actuators B: Chemical, Volume 259, 15 April 2018, Pages 354-363.

We are now at a stage where we need to determine the manufacturing process and adapt the technology to enable a cost effective and rapid manufacturing. We have also spent a great
deal of time in reducing the cost of components used and we are approaching our goal of $1-2 COGS.

What is our roadmap?
Phase 1: Product development and determining the manufacturing process - 2019
Phase 2: Verification and validation – 2020
Phase 2a: 510k submission – 2021
Phase 3: Launch – 2021
Phase 4: Scale-up – 2022

Intellectual property
Eclipse Diagnostics Inc. holds an exclusive sublicense in the territory of USA, for the core electro-lateral flow immuno-assay (ELLI) patent (for so long as the patent is in effect) from Biosensorix Pte. Ltd., a Singapore-based company founded and managed by Luka Fajs (CEO) and Robert S. Marks (who are also the founders of Eclipse Diagnostics Inc.). The license covers any field of use relevant to the patent in the territory of United States of America in perpetuity.

Robert S. Marks is also one of the co-inventors of the technology. The patent was filed and is assigned to Nanyang Technological University and Ben-Gurion University Of The Negev Research And Development Authority that exclusively licensed the patent to Biosensorix Pte. Ltd. any field of use, territories: USA, Singapore, China, Europe), for so long as the patent is in effect, who then sublicensed the technology to Eclipse Diagnostics Inc. (for so long as the patent is in effect, any field of use, territory: USA).

What is the technology behind it?
ELLITM is a USB-like device with a reader that can give a quantitative reading of the biomarker within 15 minutes. ELLITM combines the simplicity of a lateral flow pregnancy test with the quantification of a glucometer. The core technology lies in our patented chemical formulation that enables measurements of biomarker levels at a low cost and laboratory grade accuracy.

Eclipse Diagnostics will file a new patent application for the cannabinoid testing device in 2019.

Who are the founders?
The Company was founded by Prof. Robert S. Marks and Dr. Luka Fajs. Robert S. Marks is a
professor at Ben-Gurion University of the Negev and he is one of the leading experts in the field of biosensors and has raised over $50 million in research grants, holds several patents and has published over 140 articles in peer-reviewed journals. He is also a serial entrepreneur with a vast network of scientific and clinical collaborators across the world. Dr. Luka Fajs is an expert in medical diagnostics and an inventor. Prior to starting the company, he was doing medical diagnostics and research of hemorrhagic fever viruses and other highly pathogenic viruses. He also spent a lot of time in the field, helping doctors and nurses in underdeveloped
countries with medical diagnostics and research. For the past 3 years he has been the CEO of Biosensorix, leading the research and business development of the home testing platform mainly for detection of infectious diseases.

Eclipse Diagnostics Inc. has signed a licensing agreement with Biosensorix Pte. Ltd. for the core electro-lateral flow patent (#11201508541T). The license allows Eclipse Diagnostics Inc. to develop, use, sell the subject technology in any relevant field, in the territory of USA, for the period of the patent. Prof. Robert S. Marks is listed as a co-inventor of the above patent and is eligible to receive a portion of the royalties collected by NTU/BGU as per individual university policy and as per share of the patent as determined by both Universities.

Eclipse Diagnostics Inc., will pay Biosensorix Pte. Ltd. 2% royalties in respect of all sales, leases or other transfers of the products based on the above patent during the term of the patent. Eclipse Diagnostics Inc. will also pay the following milestone payments: (a) US Dollars ten thousand ($10,000) to be paid upon raising $100,000; (b) US Dollars forty-five thousand ($45,000) to be paid upon raising $500,000; (c) US Dollars seventyfive thousand ($75,000) to be paid upon raising $1,000,000; (d) US Dollars twenty-five thousand ($25,000) per every US Dollars five hundred thousand ($500,000) private capital raised following the first $1,000,000 raised and until achieving performance milestone; approval from a state level health service administration (e.g. Food and Drug Administration of United States, and their equivalents) of the diagnostic kit. Dr. Luka Fajs holds 10.9% equity share in Biosensorix Pte. Ltd. and is the CEO of Biosensorix Pte. Ltd. Prof. Robert S. Marks holds 58.6% equity share in Biosensorix Pte. Ltd. and is the Chief Scientist at Biosensorix Pte. Ltd. Dina Mandic holds 0.45% equity share in Biosensorix Pte. Ltd. Tina Semolic is an advisor at Biosensorix Pte. Ltd.

Eclipse Diagnostics has signed a technology transfer agreement with VB Center d.o.o. who initially developed the technology for cannabinoid testing and will remain the manufacturers and research and development subcontractor. The technology purchase agreement allows Eclipse Diagnostics Inc. to file the patent(s) in its name and holds all the rights for commercialization of the product. Eclipse Diagnostics Inc. will pay VB Center d.o.o. 9% royalties in respect of Net Sales of the cannabinoid testing product or other products derived from the same technology and 9% of the value of the patent in case of the sale of the patent. Eclipse Diagnostics Inc. will pay VB Center d.o.o. US$180,000.00 as a milestone payment in one instalment in fourteen (14) days after raising series A investment. In case ECDX does not close the investment transaction before March 2019, the payment will be made in three instalments; thirty (30 %) of the total amount until March 31st, 2019, forty (40 %) of the total amount until July 30th, 2019 and thirty (30 %) of the total amount until October 30th, 2019.

Competitors and Industry

Rapid and in-field testing of cannabinoid compounds in plants - Technology overview.

Our competition overview is based on our literature review, prior experience in the field of rapid testing technologies and biosensors as well as based on discussions with cannabis growers in California. We identified three main types of competitive technologies in the market.

1. **High-performance, miniaturized systems** that enable high level of accuracy but are cumbersome to use and cost over $4,000 and in some cases up to $15,000. The key drawback of these technologies, besides the high cost, is the required high technical proficiency of the user to do the testing. They also require multiple manual steps and can take 30 min to complete, per sample. Practically this means that growers would need to hire a dedicated person for testing, something that based on our discussions with growers, they are reluctant to do.

2. **Dip-stick tests**, that offer only a semi-quantitative analysis (range of cannabinoid content) based on color change. These tests are not suitable for daily monitoring of crops and do not offer the monitoring capability to determine day-to-day variance of the cannabinoid content but they are inexpensive.

3. **Handheld near-infrared spectrometry devices.** These handheld readers are easy to use and affordable and often include a dedicated mobile application to generate reports and trends and offer a variety of testing capabilities (ie. cannabinoids, terpenes, etc.). Based on our discussions with growers and literature review the main drawback of these systems is their high test variability (inter- and intra- test variability), meaning the readings can vary up to or even above 20%.

Testing of cannabinoid compounds in plants - Competitor overview.

Below we list some of the competing products albeit the list is not extensive and there may be competing products in the market that we are not aware of or are not yet released.

Alpha-CAT (https://www.alpha-cat.org/the-test/how-it-works)

Colorimetric test kit, can be performed in under an hour, requires several manual steps, analysis is subjective by comparing the test result color with a provided color gradient. In our view it is not practical for field use due to complexity and not accurate enough due to subjective result analysis.

Price: EUR329 / Regular Kit.

GemmaCert (https://gemmacert.com/index.php/tech/)

Near-infrared, benchtop spectrometer. Automated procedure with results in under a minute. Results displayed in an App. Combines data analytics with image analysis in order to test the flowers. In our view it is not practical for field use due to bulk size of the benchtop device. Accuracy of the measurement could be hampered because near-infrared spectrometer units test only a small area of a few square millimeters and single- flower potency variance may skew results significantly.

Price: $2500 / device.

Shimadzu (https://www.shimadzu.eu/cannabis-analyzer-potency)

HPLC system for laboratory testing that can analyse samples under 10 minutes. In our view it is accurate and sensitive but requires trained laboratory personnel and therefore not suitable for field testing.

Price: N/A

PerkingElmer (https://www.laboratory-equipment.com/spectrophotometers-electrophoresis/spectrum-two-ir-spectrometers-perkin-elmer.php)

Near-infrared reflectance module for laboratory testing. Benchtop device with sample processing required. In our view it is accurate and sensitive but not suitable for field testing because it requires trained laboratory personnel.

Price: $14,000-$17,000 / device.

tCheck 2 (https://tcheck.me/)

Handheld spectrometer with an associated App. Results in under 45 seconds with an accuracy of +/-15%. It uses a dedicated cartridge and accepts liquid samples. In our view this is the closest competitor however the accuracy is lower and there is limited information available on testing flowers.

Price: $229/ Base Kit, $5/ test

The Profiler II (http://sageanalytics.com/products/#profiler)

Benchtop Near-infrared spectrometer with an associated App.n our view it is not practical for field use due to bulk size of the benchtop device. Accuracy of the measurement could be hampered because near-infrared spectrometer units test only a small area of a few square millimeters and single- flower potency variance may skew results

significantly.

Price: N/A

G908™ 3-in-1 Cannabis Analyzer (https://908devices.com/wp-content/uploads/2017/05/G908-SpecSheet-Cannabis-2017_v4.pdf?referrer=49)

High-pressure mass spectrometry™ ballistic gas chromatography. In our view it is accurate and sensitive but not suitable for field testing because it requires trained laboratory personnel.

Price: N/A

CannaDx (https://www.mydxlife.com/cannadx/

Handheld spectrometer with an associated App. Results in under 45 seconds with an accuracy of +/-20%. In our view it is not accurate enough because it tests only a small area of a few square millimeters and single- flower potency variance may skew results significantly.

Price: $699/ Starter kit, $1.5/ test insert

Orange Photonics (https://www.orangephotonics.com/store/lightlab-cannabis-analyzer)

Compact liquid cromatography, spectometer device. Requires several manual steps. In our view it is accurate and sensitive but not suitable for field testing because it requires trained personnel.

Price: $13,500

Current Stage and Roadmap

<u>Canabinox</u>

Currently, we are focused on product development and determining the manufacturing process (5 Months). We are also fundraising to be able to speed up the process and launch the product in the market as soon as possible. We already have verbally confirmed customers such as small and large scale growers and also hydroponic stores. Currently we have a functioning prototype that has been tested in the field by growers and we got positive feedback (we have agreed to do a larger scale validation of the technology at their site). The hardware is complete, and we continue to optimize the detection algorithm in order to reduce the variability of the measurements and increase the accuracy of the testing. We are now focused on the final design development and preparing a sufficient number of readers for validation in the field.

Stage 1: Larger scale validation of the technology with growers in California – March to April 2019
Stage 2: Launch – July 2019
Stage 3: Validation of the technology for alternative use cases – July 2019-July 2020

What are our sales targets?
Cannabis growers' profiles and their scale of operations are diverse. Our sales potential is therefore linked to the scale of operation of individual growers. However, we assume that on average growers will test at least two times a month (assuming that on average growers have two harvesting periods per month) and that they will test at least 20 samples. That amounts to two 20 test-kits of $300 per month, per grower or $7,200 per year, per grower. Given these assumptions are based solely on our current understanding of the market and our discussions with growers, we assume an average revenue of $5,000 per grower, per year. We also assume that growers that are large scale and harvest every week or multiple times a week would utilise our test more and therefore we could generate more revenue. An additional supporting factor to our assumption is that larger scale growers already spend around $10,000 in testing per month (based on our discussions with growers, although we do not have data to support that claim). Therefore, an average $5,000 per month assumption seems reasonable in our view.

Financial model summary (financial model was sent to StartEngine regulatory compliance team):

In 2019 we project:

Total number of new growers: 505

Revenue: $262,990

COGS: $19,944

Total operating expenses: $588,793

EBITDA (Loss): $(327,718)

In 2020 we project:

Total number of new growers: 4,887

Revenue: $3,946,922

COGS: $197,591

Total operating expenses: $1,954,718

EBITDA: $1,812,614

In 2021 we project:

Total number of new growers: 13,068

Revenue: $13,070,395

COGS: $606,414

Total operating expenses: $3,666,832

EBITDA: $8,815,149

In 2022 we project:

Total number of new growers: 23,065

Revenue: $23,355,278

COGS: $1,120,697

Total operating expenses: $5,616,087

EBITDA: $16,636,495

In 2023 we project:

Total number of new growers: 39,042

Revenue: $34,777,171

COGS: $1,869,173

Total operating expenses: $8,011,416

EBITDA: $24,914,583

<u>Medical device for monitoring the risk of stroke</u>
Phase 1: Product development and determining the manufacturing process - 2019
Phase 2: Verification and validation – 2020
Phase 2a: 510k submission – 2021
Phase 3: Launch – 2021
Phase 4: Scale-up – 2022

Our goal is to get on board 1,000 users in the first year after launch, with a goal to gross $800,000 in sales and scale up to 10,000 users in the following year, with a goal to gross up to $9,000,000 in sales. Our goal is to increase our customer base to 500,000 in the following two years to reach a goal of $480,000 in sales per year. How much funding are we raising and how long will it last?
We aim to raise $1,070,000 for the next year. It is anticipated that the funding will be used to, among other things, develop a ready to use product that is available for distribution or clinical validation (see below "Do you need FDA approval?"). We also expect to need to raise additional funding (currently anticipated to be approximately $10 million) after this period for, among other things, inventory, certification, marketing and scale up.

We will also seek additional government funding to secure additional funding for the development of the Medical device for monitoring the risk of stroke.

The Team

Officers and Directors

Name: Robert S. Marks

Robert S. Marks's current primary role is with Ben-Gurion University of the Negev. Robert S. Marks currently services Estimated at 10 hours per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Scientist, Director
  Dates of Service: February 05, 2018 - Present
  Responsibilities: Robert's primary role is establishing scientific research collaboration, evaluation of research and devleopment results and future development activities, business and scientific advice, he also serves as a director in the company and therefore involved in decision-making in the company.

Other business experience in the past three years:

- **Employer:** Ben-Gurion University of the Negev
  Title: He is a Full Professor at the Ben-Gurion University of the Negev, Israel, at the Department of Biotechnology Engineering, The National Institute for Biotechnology in the Negev and the Ilse Kats Centre for Nanotechnology
  Dates of Service: May 05, 2011 - Present
  Responsibilities: He is a Full Professor

Name: Luka Fajs

Luka Fajs's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, CEO, Director
  Dates of Service: February 05, 2018 - Present
  Responsibilities: The primary responsibilities are managing the day to day activities in the company, leading the development work, acquisition of initial customers, overseing finances of the company, overseeing the operations of the company, etc.

Other business experience in the past three years:

- **Employer:** Biosensorix Pte. Ltd.
  Title: CEO and Director
  Dates of Service: December 11, 2014 - June 12, 2018
  Responsibilities: CEO and Director of Biosensorix Pte. Ltd., Singapore - research and development of medical devices for rapid detection and quantification of disease biomarkers Feb 2018.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $363,220 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service

It is possible that there may never be an operational Cannabinoid testing device producer or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our vanadium flow battery. Delays or cost overruns in the development of our vanadium flow batteries and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various

respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Eclipse Diagnostics Inc. was formed on February 5, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Eclipse Diagnostics Inc.has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Canabinox - cannabinoid testing device is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns A NUMBER OF trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Eclipse Diagnostics Inc, or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Eclipse Diagnostics Inc. could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its licensed intellectual property. We currently hold an exclusive sublicense to the core patent for the electro-lateral flow platform, as well as a number of copyrights, Internet domain names, and trade secrets. We believe the most valuable component of our intellectual property portfolio is our sublicensed patent and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to point- of-care testing and stroke prevention. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose any revenue it receives from sublicensees and be unable to enter into additional sublicenses. This would cut off a significant potential revenue stream for the Company. Patents are limited in their impact to the country of issue. The Company currently possesses the rights to one or more filed or issued patents in China, Europe, Singapore and the United States. All patents are not created equal and our patent portfolio is likely weaker in some countries compared to others. Moreover, even though these patents have been filed or issued, they can be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection in one or more of these markets.

There are several potential competitors who are better positioned than we are to take the majority of the market

The medical device industry is well-developed and highly competitive. There are several large and established manufacturers with the engineering talent, regulatory expertise, economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a license from us, then the value of your investment would be greatly diminished. However these large and established manufacturers are also our potential partners and our company would be an interesting acquisition for them, and an exit strategy for our investors.

This is a young company with a limited history in the U.S

It has no clients, no revenues. If you are investing in this Company, it's because you think the cannabis test is a good idea, that we will be able to successfully develop, market, manufacture and sell, that we can price it right and sell it to enough people so that the Company will succeed. We have yet to sell any tests and we plan to market a test that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable. There is no assurance that we will be able to commence operations or attain users.

Your investment could be illiquid for a long time and you can't easily resell the securities.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Should the Company's plan become being acquired by an existing player in the medical device industry, that may never happen, or it may happen at a price that results in you losing money on this investment. Although an initial public offering is another potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the drone industry at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer. Prior to this offering, there has been no public market for the securities of the Company and there is no assurance that a public market will ever develop. The offering price of $10 per share has been arbitrarily determined by the Company and bears no direct relationship to the market price of the free trading shares, assets, earnings, book value, or any other objective standard of worth.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the Company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company and you will only make money if there is sufficient demand for the stroke screening home test, people think it's a better option than the competition and that Eclipse Diagnostics has priced the services at a level that allows the company to make a profit and still attract business.

There could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from sublicensing our intellectual property.

Because our product is a medical device for point of care diagnostics and screening of stroke, there is a large body of prior art disclosing devices similar to ours. Although we have yet to find a patent upon which we believe our

products infringe other than the ones for which we have obtained an exclusive license, such a patent could exist either in the United States or abroad. Moreover, it is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our company, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.

The cost of enforcing our patents could prevent us from enforcing them.

Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

This is a new and unproven industry.

The stroke screen home test is a completely new product that we will introduce to the market. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that no company will be able to create a stroke screen home test product that generates significant sales, rendering our intellectual property worthless.

Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Our current or future products could have a latent design flaw or manufacturing defect.

Although we have done testing on our current prototypes and intend to do similar testing on future prototypes and products, it is possible that there is a design flaw that will require us to delay the research and development process and obtaining the necessary regulatory approval. Our founders do not have substantial experience in the manufacturing of commercially available medical device products of this nature.

Our new products could fail to achieve the sales traction we expect. Our growth projections are based on an assumption that we will be able to successfully launch an affordable product for screening stroke risk at home and that it will be able to gain traction in the marketplace.

It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We may face technological challenges We may discover that the optimal retail price points for Stroke Screen home tests are below where we can sustainably price our current low-cost architecture.

That could necessitate the development of a new product architecture that could take years to go from concept to product. It is possible that during the development of this next generation product, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to develop a completely new product line to meet that requirement,

that could create significant delays and adversely impact the value of your investment.

The technology presented is still in "prototype" stage and has yet to reach the point of full production.
As a result, there is risk that they may never be produced. While we expect these products to be completed in the time frames indicated, there remains risk that they may never be commercially produced and sold.

We have substantial discretion as to how to use the proceeds from this offering.
Our management has broad discretion as to how to spend the proceeds from this offering and may spend these proceeds in ways with which an investor may not agree. We cannot predict that investment of the proceeds will yield a favorable return, if any. After the closing of the offering, the Company's largest stockholders will be its two (2) founders, who are also its directors and officers.

We are subject to changes in foreign currency exchange rates.
Our material and component suppliers are in countries throughout the world. As a result, the price we pay for our products and what they may be sold for depends on the exchange rates between the U.S. dollar and other currencies. Over the past several years, these exchange rates have had material fluctuations and we expect they will continue to fluctuate. If the U.S. dollar becomes significantly weaker, our products will likely cost us more to purchase and we may receive less than expected when they are sold, adversely impact the economics of our business and your investment.

We must attract and retain key personnel.
Our success depends largely on the skills, experience, and performance of the members of our senior management and other key personnel. With successful funding, we will need to initiate the hiring of managers and other key personnel. We might be unable to assimilate our recently hired key personnel or be unable to locate, hire, and retain additional qualified key personnel. Our senior management and/or other key personnel are not bound to be employed for any specific time period. If we lose one or more of these key employees, our business and operating results could be seriously harmed. In addition, our future success will depend largely on our ability to continue attracting and retaining highly skilled personnel. Like other companies in the high-tech and gaming sectors, we face intense competition for qualified personnel

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, website design, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We could fail to achieve the growth rate we expect even with additional investments.
We expect to generate a significant amount of growth from the investments we will make into marketing an affordable priced product. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

Part of the Eclipse Diagnostics service will be operated online which exposes us to online fraud, hacking and DDOS attacks.
The Eclipse Diagnostics mobile application and the planned cloud computing platform will be built with stringent security measures in place and we will work with data security experts to minimize the risk of online fraud, hacking and DDOS attacks.

Eclipse Diagnostics has to comply with very stringent rules and regulations.
Failing to do so has significant impact on the day-to-day business, including closure of bank account, fines and revocation of licenses to operate. Eclipse Diagnostics will work with regulatory compliance experts and subcontract part of the regulatory compliance to renowned consulting companies in order to mitigate this risk. We will also initiate direct contact/communication with the relevant regulatory bodies (e.g. FDA) in order to prevent delays and additional costs in future years.

We depend on certain key personnel.
Our future success depends on the efforts of key personnel and consultants, especially our founders, Luka Fajs and Robert S. Marks. The loss of services of any key personnel may have an adverse effect on us. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

No company is immune from lawsuits.

Eclipse Diagnostics will get General Liability insurance, but it is conceivable that an event could occur in the future where Eclipse Diagnostics must face high legal costs. Eclipse Diagnostics will put significant effort into marketing and labeling of the stroke screen test in a way that it will reduce the likelihood of being sued by end users.

We may not be able to effectively control and manage our growth.

Our strategy envisions a period of potentially rapid growth in our user base. The growth of our business, if any, may require significant investments of capital and increased demands on our management, workforce and facilities. We will be required to substantially expand our administrative and operational resources and attract, train, manage and retain qualified employees, management and other personnel. Failure to do so, or to satisfy such increased demands would interrupt or have a material adverse effect on our business and results of operations.

We rely on subcontractors to develop, maintain and manufacture the cannabis testing device.

We rely on subcontractors to develop, maintain and manufacture the handheld, canabis testing device. This includes the management and maintenance of the source code for the mobile application and deployment of the code on dedicated servers. As of March 24, 2019, we do not yet have direct access to the source code and the servers. In case of default or another unexpected adverse event of our subcontractors, our operation could be delayed or stopped until we can find a suitable alternative partner. We will also rely on subcontractors to develop further improvements of the handheld, cannabis testing device. We will also rely on subcontractors to manufacture the handheld, cannabis testing device.

We have not yet completed the full terms of the transaction with Biosensorix Pte. Ltd.

We have not yet completed the full terms of the transaction with Biosensorix Pte. Ltd. regarding the sub-licensing agreement for the electro-lateral flow technology. Based on our sub-licensing agreement, Eclipse Diagnostics was supposed to raise $500,000 within 12 months of signing the agreement (February 8, 2018). Since this milestone has not been achieved yet, Biosensorix Pte. Ltd. has the right to convert the license from exclusive to non-exclusive upon 60 days' notice. Eclipse Diagnostics aims to renegotiate this clause and request an extension and/or amendment of this milestone.

We have not yet completed the full terms of the transaction with VB Center d.o.o.

We have not yet completed the full terms of the transaction with VB Center d.o.o. regarding the technology purchase agreement of the cannabis testing technology. Based on the agreement signed Eclipse Diagnostics is due to pay the first installment (30%) of the up-front fee on March 31st 2019. Eclipse Diagnostics intends to extend the deadline of this payment to VB Center. Eclipse Diagnostics still holds the commercial right to the technology. The late payment could affect the further development of the technology by VB Center until that amount is paid. This could slow down the development and launch of the final version of the product.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Robert S Marks	500,000	Common Stock	49.15
Luka Fajs	500,000	Common Stock	49.15

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 33,020 of Common Stock.

Common Stock

The amount of security authorized is 1,200,000 with a total of 1,017,255 outstanding.

Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors. After the closing of the offering, the Company's two largest stockholders will be its two founders.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $171,780.00
  Number of Securities Sold: 17,255
  Use of proceeds: Research and Development, travel costs, IP cost, Utilities, rent. (Total amount of shares sold adjusted subsequent to preparation of financial statements, due to subsequent investment chargebacks and cancellations).
  Date: November 30, 2018
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $57,500.00
  Number of Securities Sold: 5,750
  Use of proceeds: Research and development, business development
  Date: January 30, 2019
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

As of December 31, 2018, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation, capital raising and development activities. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, has limited liquid assets with just $8,952 of cash as of December 31, 2018, has a net loss of $146,628 for the period ended December 31, 2018, and has not generated revenues or profits since inception. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of December 2018.

We anticipate we will start generating revenue in 2019, principally from the sales of the handheld canabis testing

device and consumables.

Research and development costs are expensed as incurred with such expenses totaling $89,867 as of December 31, 2018.

We anticipate our research and development costs will increase in 2019 due to addition of a new product in our portfolio: handheld canabis testing device.

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred. We anticipate our organizational costs, including accounting fees, legal fees are going to increase in 2019 due to anticipated increased activity and launch of a new product in our portfolio: handheld canabis testing device.

Historical results and cash flows:

We estimate that in 2019 we will utilize at least 30% of funds raised for research and development of our products. We will also invest in strengthening our legal and intellectual property protection. We estimate that in 2019 we will start selling our handheld cannabis testing device and that we will see first revenue from the second quarter onwards. Our goal is to be cashflow positive in 2020.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 24, 2019 we have $33,406.31cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
This campaign's funds are critical to Our company operations. If this campaign is not successful we will seek investment from other sources.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
Funds from this campaign are necessary to the viability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise our minimum we will be able to operate the company for two months based on our estimated research and development costs and for the validation of the readers at the growers' facilities.

Main expenses we foresee are:

- R&D and technology maintenance costs: subcontracting costs due to VB Center.

- Travel costs: car rental and gas cost for transportation to and from growers' facilities

- Laboratory testing costs: we aim to test the samples gathered at growers' facilities with a certified laboratory in California in order to gain reference testing results.

- Consumables: purchase of testing tubes and chemicals needed for rapid testing.

How long will you be able to operate the company if you raise your maximum funding goal?

We estimate that we will be able to operate the company for one year. After one year our goal is to fund the operations of the company from revenue generated.

Main expenses we foresee are:

- R&D and technology maintenance costs: subcontracting costs due to VB Center and other subcontractors: $200,000

- Salary cost: $130,000

- Laboratory testing costs: we aim to test the samples gathered at growers' facilities with a certified laboratory in California in order to gain reference testing results: $10,000

- Consumables: purchase of testing tubes and chemicals needed for rapid testing: $10,000

- Other costs

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Possible future sources of capital include lines of credit, Regulation D or additional equity crowdfunding.

Indebtedness

- **Creditor:** Luka Fajs
  Amount Owed: $4,422.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2019
  Reimbursement of car rental costs

Related Party Transactions

- **Name of Entity:** Robert S. Marks
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Reimbursement of Hotel costs for the Tech Connect San Diego conference event, reimbursement of basic office supplies purchase. Total amount reimbursed: $693.95 ($262.11 for the hotel and $431.84 for office supplies)
  Material Terms: Reimbursement of Hotel costs for the Tech Connect San Diego conference event, Reimbursement of office supplies purchase. Total amount reimbursed: $693.95 ($262.11 for the hotel and $431.84 for office supplies)

- **Name of Entity:** Biosensorix Pte. Ltd.
  Names of 20% owners: Robert S. Marks, Luka Fajs
  Relationship to Company: Research and Development partner, Holds the electro-lateral flow patent license, Business development partner
  Nature / amount of interest in the transaction: Biosensorix Pte. Ltd. provides research and development as well as business development and other related services to Eclipse Diagnostics. Eclipse Diagnostics Inc. has signed a licensing agreement with Biosensorix Pte. Ltd. for the core electro-lateral flow patent (#11201508541T). The license allows Eclipse Diagnostics Inc. to develop, use, sell the subject technology in any relevant field, in the territory of USA, for the period of the patent. Prof. Robert S. Marks is listed as a co-inventor of the above patent and is eligible to receive a portion of the royalties collected by NTU/BGU as per individual university policy and as per share of the patent as determined by both Universities. Eclipse Diagnostics Inc., will pay Biosensorix Pte. Ltd. 2% royalties in respect of all sales, leases or other transfers of the products based on the above patent during the term of the patent. Eclipse Diagnostics Inc. will also pay the following milestone payments: (a) US Dollars ten thousand ($10,000) to be paid upon raising $100,000; (b) US Dollars forty-five thousand ($45,000) to be paid upon raising $500,000; (c) US Dollars seventyfive thousand ($75,000) to be paid upon raising $1,000,000; (d) US Dollars twenty-five thousand ($25,000) per every US Dollars five hundred thousand ($500,000) private capital raised following the first $1,000,000 raised and until achieving performance milestone; approval from a state level health service administration (e.g. Food and Drug Administration of United States, and their equivalents) of the diagnostic kit. Dr. Luka Fajs holds 10.9% equity share in Biosensorix Pte. Ltd. and is the CEO of Biosensorix Pte. Ltd. Prof. Robert S. Marks holds 58.6% equity share in Biosensorix Pte. Ltd. and is the Chief Scientist at Biosensorix Pte. Ltd. Dina Mandic holds 0.45% equity share in Biosensorix Pte. Ltd. Tina Semolic is an advisor at Biosensorix Pte. Ltd.
  Material Terms: Total of $85,128.42 research and development, business development, Intellectual property / licensing costs to date

- **Name of Entity:** Luka Fajs
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Reimbursement of $4,422 cost of car rental with Hertz to be paid in 2019. The car rental was necessary in order to provide transporation within California for meeting with

potential validation partners for the cannabis reader.
Material Terms: Total amount to be reimbursed in 2019 is $4,422.

Valuation

Pre-Money Valuation: $11,189,805.00

Valuation Details:

The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

We based on:

- Valuation in the last StartEngine crowdfunding round was 10$/share. Since then we acquired a new technology for rapid measurement of cannabinoid content in plants that we anticipate will enable us to start generating revenue in 2019.

- Intellectual property (sublicense for the electrolateral-flow diagnostic platform in the US, know-how and trade secrets relating to the handheld cannabinoid reader)

- Currently we have a working prototype for both the electrolatreal flow nt-proBNP test as well as the handheld cannabinoid testing device. With regard to the cannabinoid testing device there are no FDA certification requirements, therefore we anticipate sales of the product could start withing three months of successfuly raising the maximum funds in this offering.

- Projected future sales,

- Size of the market: The overall cannabis testing market expected to reach USD 1,416.3 million by 2021 from USD 822.0 million in 2016, at a CAGR of 11.5% of during the forecast period (2016-2021)
(https://www.marketsandmarkets.com/Market-Reports/cannabis-testing-market-46932450.html?
gclid=EAIaIQobChMIs6Xix4CF4QIVkxh9Ch0wsA5zEAAYAiAAEgJxCPD_BwE)

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  19.0%
  Facebook advertisements, Google ads

- *Research & Development*
  60.0%
  Pilot production of readers for validation in the field, Purchase of chemicals, materials and consumables, packaging development, etc.

- *Working Capital*
  15.0%
  Travel costs, office supplies, utilities, rent

If we raise the over allotment amount of $363,220.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  30.0%
  Development of injection molding tools or a CNC machined protocol and design of the cannabinoid reader case. Packaging design for both the reader and the disposable test tubes. Currently we have an Android app and we would like to also launch an iOS app for which we will have to subcontract the development. We will also incur costs related to reader manufacturing set-up, and optimization and disposable test tube filling and

quality control. Further R&D costs will include validation costs with growers in California and potentially also reader algorithm optimization, additional user interface functionalities.

- *Marketing*
  5.0%
  Facebook and Google ads for promoting the StartEngine campaign and promoting the product to target audiences. Marketing cost will also include presence at industry conferences and trade shows.

- *Company Employment*
  30.0%
  CEO salary, Marketing specialist and Salesperson

- *Inventory*
  5.0%
  200 readers and accompanying test kits.

- *Legal and IP*
  10.0%
  Corporate Legal support, Patent filing and licensing cost.

- *Operations*
  6.0%
  Rent, utilities, other

- *Working Capital*
  5.0%
  Office supplies, travel, cash reserve

- *Miscellaneous*
  3.0%
  Other costs

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.eclipsedx.com/ (at "www.eclipsedx.com/investors" in the section titled "Regulation crowdfunding annual reports".).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/eclipsedx

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Eclipse
Diagnostics Inc.

[See attached]

Eclipse Diagnostics, Inc.
A Delaware Limited Liability Company

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018

ECLIPSE DIAGNOSTICS, INC.

TABLE OF CONTENTS



To the Board of Directors of
Eclipse Diagnostics, Inc.
Los Angeles, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Eclipse Diagnostics, Inc. (Delaware corporation), which comprise the balance sheet as of December 31, 2018, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the period from February 5, 2018 (inception) to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
March 22, 2019

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

ECLIPSE DIAGNOSTICS, INC.
BALANCE SHEET (UNAUDITED)
As of December 31, 2018

ASSETS	
Current Assets:	
Cash and cash equivalents	$ 8,952
Escrow receivable	3,714
Total Current Assets	12,666
TOTAL ASSETS	$ 12,666
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	
Current Liabilities:	
Accounts payable	$ 1,353
Due to related party	4,422
Total Current Liabilities	5,775
Stockholders' Equity (Deficit):	
Common Stock, $0.05 par, 1,200,000 shares authorized, 1,017,175 shares issued and outstanding as of December 31, 2018	50,859
Additional paid-in capital	152,110
Stock subscription receivable	(49,450)
Accumulated deficit	(146,628)
Total Stockholders' Equity (Deficit)	6,891
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 12,666

JF

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-2-

ECLIPSE DIAGNOSTICS, INC.
STATEMENT OF OPERATIONS (UNAUDITED)
For the period from February 5, 2018 (inception) to December 31, 2018

Net revenues	$	-
Cost of net revenues		-
Gross profit		-
Operating Expenses:		
General & administrative		43,994
Sales & marketing		12,767
Research & development		89,867
Total Operating Expenses		146,628
Loss from operations		(146,628)
Net loss	$	(146,628)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-3-

ECLIPSE DIAGNOSTICS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the period from February 5, 2018 (inception) to December 31, 2018

	Common Stock		Additional Paid-In Capital	Stock Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount				
Balance at February 5, 2018 (inception)	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock to founders	1,000,000	50,000	-	(49,450)	-	550
Issuance of common stock to investors	17,175	859	170,891	-	-	171,750
Offering costs	-	-	(18,781)	-	-	(18,781)
Net loss	-	-	-	-	(146,628)	(146,628)
Balance at December 31, 2018	1,017,175	$ 50,859	$ 152,110	$ (49,450)	$ (146,628)	$ 6,891

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

ECLIPSE DIAGNOSTICS, INC
STATEMENT OF CASH FLOWS (UNAUDITED)
For the period from February 5, 2018 (inception) to December 31, 2018

Cash Flows From Operating Activities		
Net Loss	$	(146,628)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase)/Decrease in escrow receivable		(3,714)
Increase/(Decrease) in accounts payable		1,353
Net Cash Used in Operating Activities		(148,989)
Cash Flows From Financing Activities		
Proceeds from issuance of common stock		172,300
Proceeds from related party		4,422
Offering costs		(18,781)
Net Cash Provided By Financing Activities		157,941
Net Change In Cash		8,952
Cash at Beginning of Period		-
Cash at End of Period	$	8,952
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest expense	$	-
Cash paid for income taxes	$	-

JF

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-5-

ECLIPSE DIAGNOSTICS, INC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and for the period then ended

NOTE 1: NATURE OF OPERATIONS

Eclipse Diagnostics, Inc. (the "Company"), is a corporation formed on February 5, 2018 under the laws of Delaware. The Company was formed to do a research and development of medical devices for sales within the United States of America market. The Company will be developing a home testing device to monitor the risk of brain stroke.

As of December 31, 2018, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation, capital raising and development activities. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, has limited liquid assets with just $8,952 of cash as of December 31, 2018, has a net loss of $146,628 for the period ended December 31, 2018, and has not generated revenues or profits since inception. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

JF

<u>Cash Equivalents and Concentration of Cash Balance</u>

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

<u>Fair Value of Financial Instruments</u>

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

<u>Stock Subscription Receivable</u>

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When contributed capital receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' equity on the balance sheet. There is a $49,450 stock subscription receivable recorded on the books as of December 31, 2018. The Company intends to forgive this obligation.

<u>Revenue Recognition</u>

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and

(4) collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2018.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Research and Development

Research and development costs are expensed as incurred with such expenses totaling $89,867 as of December 31, 2018.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it has net operating loss carryforwards of $165,289 as of December 31, 2018. The Company pays taxes at an effective blended rate of 28% and has used this effective rate to derive a net deferred tax asset of $46,254 as of December 31, 2018, resulting from its net operating loss carryforward. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2038, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

See accompanying Independent Accountant's Review Report

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIT)

The Company has authorized 1,200,000 shares of $0.05 par value common stock. The Company has reserved 100,000 shares of common stock for its Stock Option Plan, which has not yet been adopted.

The Company issued common stock to its two founders. A total of 1,000,000 shares of common stock were issued to these stockholders for a total cash consideration of $550. Due to the Company's $0.05 par value, the Company determined that the agreed upon issuance price was below its common stock's par value and therefore recorded the issuances at par value with a $49,450 stock subscription receivable comprising the difference between the actual and agreed upon paid-in capital on these stock issuances and the par value. The Company intends to forgive this stock subscription receivable in 2019.

During the period ended December 31, 2018, the Company issued common stock to investors in a Regulation Crowdfunding offering. The Company issued 17,175 shares of common stock at $10/share, yielding gross proceeds of $171,750.

As of December 31, 2018, 1,017,175 shares of common stock were issued or outstanding.

NOTE 5: DUE TO RELATED PARTY

A related party to the Company has advanced the Company funds as needed to fund operations to date. The balance outstanding under this arrangement as of December 31, 2018 was $4,422. The balance is considered payable on demand and does not bear interest.

NOTE 6: LICENSING AGREEMENT

On February 8, 2018, the Company entered into licensing agreement with another party (the "Licensor"). The agreement granted the Company the exclusive right to use the invention and licensed patents in accordance with the agreement in the United States of America for a term expiring upon the expiration of the patents, unless terminated earlier under provisions of the agreement. This licensing agreement requires the Company to achieve certain milestones, as follows: a) raise $100,000 of capital within six months, and pay the Licensor a fee of $10,000 from such funds; b) raise $500,000 of capital within 12 months, and pay the Licensor a fee of $45,000 from such funds; c) raise $1,000,000 of capital within 24 months, and pay the Licensor a fee of $75,000 from such funds; d) obtain approval from appropriate government authorities related to the patents within 10 years; and e) pay the licensor $25,000 for each $500,000 of additional capital raised over $1,000,000 up until the approvals in item "d" are obtained. The Company's rights under this agreement become non-exclusive should it fail to meet any of these milestones. The agreement also requires the Company to pay a royalty of 2% of net sales (as defined in the licensing agreement) annually throughout the term of the agreement.

JF

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

Forgiveness of Stock Subscription Receivable

The $49,450 stock subscription receivable balance as of December 31, 2018 was created by inadvertent agreement terms related to the issuance of the founders' stock issuances. The Company intends to forgive this obligation during 2019.

Technology Purchase Agreement

On January 7, 2019, the Company entered into technology purchase agreement with another party to purchase the rights for development and commercialization of a handheld spectrometer device, method, and mobile application. This purchase agreement requires the Company to pay a total of $180,000 during 2019 (30% by March 31, 2019, 40% by July 30, 2019, and 30% by October 30, 2019), or sooner if and when funding is secured. The agreement also requires the Company to pay a royalty of 9% of net sales (as defined in the technology purchase agreement) quarterly throughout the term of the agreement. The Company has obligations to manufacture certain elements of the product.

Issuance of Common Stock

Subsequent to December 31, 2018, the Company issued a total of 5,750 shares of common stock at $10 per share, yielding gross proceeds of $57,500.

Regulation Crowdfunding Offering

The Company has commenced efforts towards additional securities offering under Regulation Crowdfunding, which it expects to commence during 2019.

Management's Evaluation

Management has evaluated subsequent events through March 22, 2019 the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

▶ PLAY VIDEO



Eclipse Diagnostics

Grower-friendly cannabis test

● Small OPO   🏠 Los Angeles, CA
🏷 Agriculture
🌐 Accepting International Investment



0
Investors

$0.00
Raised of $10K - $363K goal

♡

Overview   Team   Terms   Updates   Comments   **Share**

After successfully raising over $170,000 from 94 investors for our stroke-risk monitoring device, Eclipse Diagnostics is back! Introducing Canabinox – a rapid testing device to monitor the levels of cannabinoids and other chemicals in plants and their products.

Max Yield at Max Potential

Handheld Cannabis Testing Device

CANABINOX is a **handheld testing device** that can **accurately measure** levels of **cannabinoids** and other chemicals at **affordable pricing:**

- Easy to use
- Under 5 minutes
- Lab-grade accuracy

Cannabis growers want to hit max yield at full cannabinoid potential. How do they do it? They don't!
~~Simply because they lack appropriate tools to achieve the~~



Simply because they lack appropriate tools to achieve the max cannabinoid potential. They rely on experience and "sixth sense", which is not enough in this technological society.



Canabinox is a cannabinoid testing device that will help growers to effortlessly and quickly measure cannabinoids in the field, as well as to determine the most **efficient harvest timing.**

Although a small number of current portable testing solutions in the market enable accurate monitoring utility, they lack user-friendly experience and go way beyond affordable pricing.

Security Type	Price Per Share	Valuation	Previous Raise
Common Stock	$11.00	$11.1 M	$171,000+ Raised

Now there is no AFFORDABLE and ACCURATE way to measure the level of cannabinoids on the spot

WE DID IT!

Our Product

What is Canabinox?

Canabinox is a handheld reader that enables detection and measurement of cannabinoid levels in fresh or dried plants and their products. The device is based on our proprietary technology that is accurate, cost-efficient and simple to use. **You can easily test for THC(A), CBD(A) and other cannabinoids, IN LESS THAN 5 MINUTES.**

The quality of substances in a plant varies from day to day and growers face difficulties when choosing the right harvest timing. Thus, plant quality monitoring could



significantly improve the grower's success. The time is critical depending on what growers want to achieve:



- **Highest potency:** Some growers seek to produce plants with maximum THC (or other cannabinoids) content. The THC content can fall significantly in the final days of a plant's growth cycle. Our testing device could enable growers to daily monitor the THC (and THCA) content in plants and determine the best time to harvest (i.e. when THCA content starts dropping or plateaus).

- **Consistent results:** Some growers already achieve high enough THC content in their plants and products, however, they are faced with batch to batch differences that affect product consistency. Our device could enable them to monitor the cannabinoid content on a daily basis and determine the right time to harvest based on their desired cannabinoid levels. This could also enable them to offer lower-potency variants of popular strains.

- **Hemp:** Hemp growers face rigorous requirements for THC content in their plants and products. Hemp products have to have a THC percentage below 0.3% in order to be compliant. Our device could enable hemp growers to monitor the THC content daily and make sure they harvest before THC content reaches or goes beyond 0.3%.

Canabinox is industry-changing innovation because it will enable growers to take control of their growth operation and increase their efficiency.

The Technology

How Canabinox Works?

The proprietary system is comprised of a handheld spectrometer that enables readings of the individual, single-use tubes that contain our plant extraction chemical. Tubes are linked to a dedicated smartphone app via BLE. A user inserts a piece of the ground plant into the one-time use disposable tube that contains our proprietary chemical and leaves it for around 5 minutes to extract. Lastly, all that is needed is to insert the tube in the reader and click "Measure" in the smartphone App.

Results are displayed in the app within 10 seconds and the content of sample's cannabinoids is now visible on the smartphone. At the moment, we enable measurement of THC, THCA, CBD, CBC, and CBN. However, we will be including more cannabinoid and other chemical detection in the future.







1 PREP

TAKE A PINCH OF A BUD AND INSERT IT IN OUR **SELF-CONTAINED** DISPOSABLE TESTER, WAIT 3-5 MIN TO EXTRACT THE TARGET BIOACTIVE COMPOUNDS.

2 START

INSERT THE TESTER IN THE READER AND PRESS START IN THE APP.

3 RESULT

WAIT 10 SECONDS AND GET THE RESULT IN THE APP.

"Take the guesswork out in less than 5 minutes!"

Why Canabinox?

KEY TO SUCCESS

TIME OF HARVEST – MAX YIELD AT MAX POTENCY



GERMINATION STAGE
SEEDLING STAGE
VEGETATIVE STAGE
FLOWERING STAGE
3-5 MONTHS[1]
TODAY'S METHODS ARE ARTISANAL
• SIZE
• COLOR
• DENSITY
• 'CRYSTALS'
• ...
HARVEST PERIOD
? ? ? ? ?
2-3 WEEKS[1]
BUD



"Be on time and hit the max potential!"

WHY IS TIME CRUCIAL?

THERE IS A 5-DAY WINDOW FOR MAX THC POTENCY



1 Time course of cannabinoid accumulation and chemotype development during the growth of Cannabis sativa L
2 Cannabinoids production in Cannabis sativa L.: An in vitro approach

GET CONSISTENT THC RESULTS





HIT THE
DESIRED
LEVEL
EVERY TIME

"Our vision was to develop something that is easy to use and affordable, while still being of laboratory-grade quality and precision." Luka Fajs, CEO

WHAT CANABINOX
OFFERS TODAY?

- DAILY THC MONITORING
- LAB-GRADE ACCURACY
- EXTREMELY FAST
- EASY-TO USE
- AFFORDABLE

Where Are the Benefits and Why?

CANABINOX ENABLES GROWERS TO

CANABINOX ENABLES GROWERS TO...


INCREASE THE QUALITY OF THEIR PRODUCTS
INCREASE THEIR PROFIT
INCREASE THEIR YIELD
DETERMINE THE RIGHT TIME TO HARVEST
TEST INDEPENDENTLY


MEASURE CANNABINOIDS
CBC
CBG
CBCA
CBDV
THCV
CBGA
CBN
CBDA
THCA
CBD


MEASURE TERPENE PANEL
Eucalyptol
Linalool
Limonen
Myrcene
Trans
Caryophyllene
Alpha
Pinene
Bisabolol
Nerolido

Canabinox Innovation

We do not only provide **time-saving benefits** to encourage an industry shift to Canabinox, but also **lower costs** of each **test** along with the convenience and **reliability**, making it the test of choice of the future.

Our team have validated the performance of the Canabinox system in the laboratory and cross-checked it with the performance of cannabinoid testing with HPLC system. We were able to achieve a test variance of 12% and continue to improve the algorithm to decrease variance and increase the performance of the device. The key next stage of our development is to do larger scale validation of the technology in the field with growers in order to finalize the user protocol and tweak the detection algorithm before launching the product to the general public.


CANABINOX

Canabinox reader prototype render

MEDICAL GRADE SENSOR

PROPRIETARY MULTI-SPECTRAL ANALYSIS TECHNOLOGY ENABLES LABORATORY-GRADE CHEMICAL CONTENT MEASUREMENT

ANALYTICS

SMARTPHONE APP ENABLES ON-BOARD ANALYTICS, REPORTING AND WILL ENABLE MACHINE-LEARNING BASED PREDICTIONS AND NOTIFICATIONS

ENHANCED SAMPLING

KEY TO ACCURATE MEASUREMENT OF CHEMICAL CONTENTS IS LINKED TO AN EFFECTIVE SAMPLING PROCESS AND EXTRACTION TARGET CHEMICALS FROM SAMPLES

Current Development Stage

A substantial amount of hard work has already been done, however, our hardworking mentality will not rest until we bring the best out of Canabinox. The following information indicates what stages have been completed and what stages still require financial support.

What we have now:
- As of April 2019, we have *successfully completed the 2nd generation Canabinox working prototype* that enables measurement of THC, THCA, CBD, CBDA in fresh plants. We have completed the beta version of the smartphone app (Android) and have the test kits assembled in-house.
- Accuracy was shown internally, and Canabinox reader is now ready for validation in the field.
- After comparing Canabinox and HPLC (Lab) tests, we confirmed matching results with a maximum discrepancy of 12%.
- Our software currently enables THC, THCA, CBD, CBN and CBC measurement.
- Our hardware has been finalized as currently have a 3D printed prototype casing.

Work to be done:
- Although some field testing has already been performed, further field validation will be performed to ensure repeatability of results in different environments and cross-referenced testing with HPCL laboratory tests.
- Despite promising validation and current test results from the lab, the detection algorithm might still require further optimization. We are confident our collaboration with growers and their feedback will reinforce larger scale validation of the technology and result in improved detection algorithm.
- Troubleshooting is part of further development and it has not been finished yet.
- The final product design is yet to be completed. The product will be manufactured by either mold injection or CNC machined casing. We estimate a time frame of 2-3 months to complete this stage.
- We have not yet applied for FCC certification. We are using components that have already been FCC certified, therefore we do not foresee a delay due to FCC certification.
- We have not selected contract filling services and packaging for disposable test tubes yet.
- We have not selected a manufacturer and packaging of final Canabinox devices yet.

Canabinox Progress in Images

Canabinox Progress in Images

1st Gen prototype	2nd Gen prototype	3rd Gen prototype
(THCA measurements only)	(THCA measurements only)	(THC(A), CBD, CBN, CBC measurements)







CANABINOX™

CANABINOX

CANABINOX™

3rd Gen prototype performance comparison with HPLC

(compound 1: THC, compound 2:CBD; testing was done in-house)



READER Compound 1
HPLC Compound 1
READER Compound 2
HPLC Compound 2
2.500
2.000
1.500
1.000
0.500
0.000
SAMPLE 1
SAMPLE 2
SAMPLE 3
SAMPLE 4

TEST ACROSS THE SUPPLY CHAIN



PREHARVEST TESTING



IN FRESH PLANTS

CBD SOURCING VALIDATION

REGULATORY COMPLIANCE TESTING IN DRIED PLANT MATERIAL

AFTERMARKET POTENCY TESTING

COMPLIANCE AND POTENCY TESTING IN OIL FORMULATIONS

"SELF-CHECK" PRODUCT POTENCY

POSSIBLE FUTURE APPLICATIONS



WINE TESTING

WATER TESTING

BABY FOOD TESTING

ORGANIC FOOD VALIDATION

CANABINOX TIMELINE



2018
ESSENTIAL CANNABINOIDS
THCA – DONE

2019
CANNABINOID PANEL
DONE — CBD
DONE — CBC — CBN — DONE
+OTHER

2020
TERPENE PANEL
Eucalypto Linalool Limonen Myrcene Carene Hum Terol Trans Caryophyllene Alpha Pinene Bisabolol Nerolido

2021
ADDITIONAL PANELS
WINE TESTING
PESTICIDES — +OTHER

Cannabis Industry

We Are Getting in on Time, Are You?

Over the past few years, the number of companies operating in the **cannabis market has significantly increased.** Shares in these companies across the U.S. quickly increased since the first signs of legalization campaigns, adding almost **$2 billion in market value.**

Legalizing this plant in both, medical and recreational purposes is going to have a noticeable impact on the industry over the coming decade. The North American market is witnessing this growth mostly due to legalization and decriminalization of marijuana.

According to Ameri Research Inc, the global legal marijuana market was valued at $14.3 Billion in 2016 and is forecasted to **grow annually 21.1% between 2018 and 2024.** It is expected to **reach an astonishing $63.5 Billion in 2024 global sales.** As it is written in some research articles, the cannabis industry is expected to out-earn many of the major industries (film, NFL, organic food, tobacco).
Source: www.prnewswire.com,
news.medicalmarijuanainc.com, www.puffpuffpost.com



US MARIJUANA INDUSTRY
SALES ESTIMATION 2017-2022
(IN BILLIONS OF US DOLLARS)

Source: MJBizDaily; Published May 9, 2018, by Eli McVey, John Schroyer, and Jenel Stelton-Holtmeier.

66K+
CANNABIS GROWERS
IN US & CANADA

37.3M+
REGULAR CANNABIS
USERS IN US & CANADA

10.1M+
POUNDS OF CANNABIS
PRODUCED PER YEAR
US & CANADA

$30B+
CANNABIS MARKET
VALUE IN 2018
WORLDWIDE

Sources: www.ocregister.com, www.alaskajournal.com, www.9news.com, legislature.maine.gov, www.oregon.gov, www.rgj.com, data.lcb.wa.gov, www.ilovegrowingmarijuana.com, www.mjbizdaily.com, www.mjbizdaily.com, www.thestar.com, www150.statcan.gc.ca, www.washingtonpost.com, www.med.uottawa.ca, www.mjbizdaily.com, www.med.uottawa.ca, www.growersnetwork.org, www.thoughtforyourpenny.com

MARIJUANA INDUSTRY
ECONOMIC IMPACT 2017-2022
(IN BILLIONS OF US DOLLARS)



Total Economic Impact Of Cannabis Industry

- 2017: $20.3– $23.0
- 2018: $27.7– $33.8
- 2019: $36.7– $44.7
- 2020: $42.5– $52.7
- 2021: $51.4– $63.3
- 2022: $62.8– $77.4

Source: MJBizDaily; Published May 29, 2018, by Eli McVey.

Competitive Advantage

Canabinuus Market Today

Canabinox vs. Market Today

Cannabis growers currently lack mechanisms to hit max yields at full cannabinoid potential, which makes them rely on instinct and past experiences.

As the cannabis industry kept growing, Eclipse Diagnostics recognized the opportunity to come up with a solution for cannabis growers. Unlike other alternatives in the market, Canabinox grants time and money savings, accurate measurements and easy-to-use concept.





TIME
MONEY
CANABINOX
ACCURACY

	CANABINOX	MyDx	Orange Photonics	HiGrade	SRI Instruments, Cannalytics Supply, TLC Lab Supply	GemmaCert
FAST	* * * *	* * * *	* * *	* * * *	*	* * * *
EASY TO USE	* * * *	* * * *	* *	* * * *	*	* * * *
ACCURATE	* * * *	* *	* * * *	*	* * * *	* * *
AFFORDABLE	* * * *	* * * *	*	* * * *	*	* * *

* We have not performed direct performance comparisons between the technologies. The competitive advantage assessment is based on our internal comparison with HPLC testing, literature review and our experience.

Source: https://www.mydxlife.com/, https://www.orangephotonics.com/, https://www.gethigrade.com/, https://www.srigc.com/, https://gemmacert.com/

The Market

How Big is our Opportunity?

Cannabis market is rapidly growing as the number of licensed producers and cultivation acres increases worldwide. Suppose that consumption of our one-time use testers will be the highest during the last week prior to the harvesting day. Then, growers are expected to consume 20-



CANABINOX OPPORTUNITY
16.8M+
PRE-HARVEST TESTS PER YEAR
US & CANADA
=
$13M+
IN CANABINOX READERS PER YEAR
US & CANADA
&
$253M+
IN CANABINOX ONE TIME USE TESTS PER YEAR
US & CANADA



100 (Or more depending on acres) one-time use testers during that one week period before harvesting day. Now, consider each grower has several harvesting days per month, week or even several harvests per day. We conclude there is a huge market opportunity out there, ready for us to cover it.

Being in touch with cannabis growers continuously allows us to receive real-time feedback from the market, which is why the THC, THCA, CBD, CBN and CBC measurement is only the beginning. In the near future, we will expand it to other cannabinoids, Terpenes panel and other applications. That is how our opportunity and market will consequently expand.

Financial assumptions and calculation rationale:

- Consider that 10.1M pounds of cannabis are produced each year. Now, for every third pound produced, growers need to take a sample and test it. The process should be repeated every day (at least 5 times) in the pre-harvest week. That amounts to 16.8M tests per year.
(10.1M pounds produced/year / 3 pounds) x 5 testing days = 16.8M+ preharvest tests/year

- Consider there are 66K+ of cannabis growers (and constantly increasing) and the price of the Canabinox Reader is $200, if all growers are reached we can conclude that $13M+ can be generated in Reader sales alone. (If only 50% of the growers decide to use Canabinox Reader our generated profit would be over $6.5M)
66K+ number of growers x $200 Readers = $13M+ from Canabinox Readers

- Consider there are 16.8M+ preharvest tests per year and the cost of our one-time use tester is $15. That amounts to revenue of $252.5M.
16.8 M+ Preharvest THC test/year x 15$ (test price) = $252.5M from Canabinox tests

Sources: www.ocregister.com, www.alaskajournal.com, www.9news.com, legislature.maine.gov, www.oregon.gov, www.rgj.com, data.lcb.wa.gov, www.ilovegrowingmarijuana.com, www.mjbizdaily.com, www.mjbizdaily.com, www.thestar.com, www150.statcan.gc.ca, www.washingtonpost.com, www.med.uottawa.ca, www.mjbizdaily.com, www.med.uottawa.ca, www.growersnetwork.org, www.thoughtforyourpenny.com

BUSINESS MODEL





CANABINOX READER

$200

CANABINOX TEST KIT

RECURRING

$15/TEST

$300 / 20-PACK

Growth Potential

Legalization as a Driving Force

The increase of worldwide awareness of other uses of marijuana, other than recreational, has triggered a lot of ideas to facilitate cannabis use in the medical field. Various products and instruments that are inevitably needed and helpful for both, commercial and consumer use are being developed. One of these essential instruments is the latest device of Eclipse Diagnostics. Also, **legalization of marijuana in some major states in the US has allowed recreational use of marijuana to be more easily tracked and regulated,** which has numerous **positive influences** on the **industry** and society as a whole. Another encouraging factor of the legalization and acceptance of cannabis uses is the ability to be tracked in more legit ways than before. The production and distribution process is shifting from the illegal markets to legitimate businesses and governments, which are much more likely to contribute to this industry than their predecessors. Our business will grow steadily as international local regulation agencies follow the North American lead.


US CANNABIS SALES PROJECTION
LEGAL VS ILLEGAL 2016-2026
(IN BILLIONS OF US DOLLARS)
LEGAL SALES
ILLEGAL SLAES
$6B
$25B
2016
$50B
$1B
2026

Source: Statista; Published Jun 15, 2017, by Martin Armstrong.

"The global **cannabis testing market** is expected to generate revenue of around **USD 2,012 million** by the end of **2024**, growing at a **CAGR of around 12.0%** between 2018 and 2024."

Source: www.globenewswire.com, Published Oct 30, 2018

CANNABIS LEGALIZATION

30 STATES & CANADA

16 STATES & CANADA

9 STATES & CANADA

ALLOW MARIJUANA FOR **MEDICAL USE**

ALLOW **CBD** USE

ALLOW MARIJUANA FOR **RECREATIONAL USE**

Source: Business Insider; Published Nov. 7, 2018, by Jeremy Berke, CNN; Published Jan 31, 2018, by Aaron Smith.

Producers are constantly showing interest in new cannabis-related technology. Being able to quickly and precisely test the THC and CBD levels in the flower can be very useful at different production stages.



Currently, some of the main methods used are flower pistil and color examinations or trichome observation. Another option is to use third-party laboratories, which is time-consuming, plus cost per each test sample often exceeds hundreds of dollars.

The overall goal of Eclipse Diagnostics is to contribute to this expanding industry* and increase the marijuana quality at high productions volumes by making the potency testing process more efficient, affordable, fast and accurate.

*Expanding industry - The number of legalized/licensed Cannabis growers and their acres is continuously growing. That fact is crucial for us and our business because every additional cannabis pound produced means more potential business for us.

LICENSED PRODUCERS & ACRES CULTIVATION SPACE

IN THE TOP 10 HEMP-GROWING STATES 2016 VS 2017


Number of Licensed Hemp Producers
1,211
609


Acres Licensed for Hemp Cultivation
39,194



2016   2017   16,377   2016   2017

Source: MJBiz; Published March 26, 2018, by Eli McVey.

A new report shows that **hemp cultivation in the U.S.** significantly increased last year, from 26,000 acres in 2017 to 78,000 acres in 2018. That was in fact before the crop was formally legalized via Farm bill.

 **78,176**
Acres of hemp grown in 23 states

 **40**
Universities conducted research

 **3,546**
State licenses Issued

Source: Vote Hemp

Our Mission

Support Us!

The funding that we are raising on Start Engine is necessary to start larger scale validation, manufacturing, distribution and marketing of the Canabinox technology. Even though our focus is currently directed towards previously described use of our device, Eclipse Diagnostics has working patents that can revolutionize various aspects of the health industry.

We see the medical cannabis industry as a great start of our venture which will potentially allow us to influence the whole medical field in more direct ways. We are confident that our significance for the medical field as a whole does not stop at our current achievements and that we have many more useful ways to contribute. We chose Start Engine as it gives an opportunity to the wider population to be part of our vision while, at the same time, allows us to research and create.

CANABINOX ™

Invest Today!

Perks for Investors *

$2,000+

- Exclusive content and regular company updates.

$5,000+

- Exclusive content and regular company updates
- Your place on the Technology Ambassadors Page of the website
- 1 Canabinox test kit

$10,000+

- Exclusive content and regular company updates
- Your place on the Technology Ambassadors Page of the website
- 2 Canabinox test kits
- Invitation to our annual company VIP events

$50,000+

- Exclusive content and regular company updates
- Your place on the Technology Ambassadors Page of the website
- 4 Canabinox test kits
- Once-a-year conference call with the CEO and founders

All perks occur only after the offering is completed and if the products are available in the market

---

Our Team

We've Compiled Top Talent





Dr. Luka Fajs (Feiss)

Founder and CEO

Luka comes from Slovenia and holds a PhD in Medical Microbiology. Before starting the company he was doing research and clinical laboratory diagnostics of hemorrhagic fevers, biothreats and other infectious diseases. He spent a lot of time in the field, helping doctors and nurses in low-income countries to set up and improve their diagnostic preparedness. During his work, he saw firsthand the drawbacks of the existing medical diagnostics system that is mostly centralized, capital-intensive, with many people not enjoying adequate access to it. That was the motivation to join Prof. Robert's laboratory in Singapore where he took over the fundraising and startup activities of the technology. He continued as CEO of Biosensorix and helped secure early funding and directed the research and development activities. He is a passionate entrepreneur with deep knowledge of diagnostics, user expectations, and basic science.

Prof. Robert S. Marks

Founder and Chief Scientist

Prof. Dr. Robert S. Marks is the co-inventor of the technological platform and is a renowned expert and key opinion leader in the field of biosensors. He is a Full Professor at the Ben-Gurion University of the Negev, Israel, at the Department of Biotechnology Engineering. Prof. Marks has extensive experience in the development of biosensors. He is the Editor-in-Chief of a 2007 2-volume Wiley Handbook in Biosensors and Biochips and a 2014 Viral Diagnostics book for virus detection. He is the author of 155+ papers (H-index 27), and numerous chapters. He has 4 issued patents as well as a dozen filed.

Tina Semolic

Marketing Advisor



Previously at Adglow.com (clients: Prada, Miu Miu, Moschino, Pinko, Max Mara, Armani etc.), Httpool.com (over 50 clients: Generali insurance, Mercedes, Audi, STO -

Team of Engineers

Research & Development



VB Center d.o.o. - R&D

A team of experienced engineers, programmers and business developers in the field. Years of experience and successful development of several projects on a worldwide

Slovenian touristic org. etc.), Adroll.com (Head of Business Development SMB), Facebook.com (over 500 clients: Adidas, Nike, Ferrari, illy, Morellato, Fossil, Head, Hugs etc.)

level.



Ideation of the rapid blood-testing technology

First experiments performed in Israel

2010

Launched the stroke prevention test on StartEngine

Feb 2018

Eclipse Diagnostics is founded

We incorporated Eclipse Diagnostics and transferred the USA IP rights for the blood-testing technology including stroke testing to Eclipse Diagnostics.

Feb 2018

Raised $171,000

We closed our first StartEngine campaign after raising over $171,000.

Nov 2018

Ideation of the cannabis testing reader

We started exploring the concept of a cannabis reader with our collaborators in Slovenia as well as analyzing the need for such a test in the market.

Aug 2018

Launched on StartEngine (ANTICIPATED)

Apr 2019

2017

Focus on Stroke

We narrowed down our first target medical application for the blood-testing technology to monitor the risk of stroke with the aim of preventing stroke in high-risk patients.

First Proof-of-concept completed

The concept of our rapid blood-testing technology was proved using dengue virus NS1 protein detection as a model.

2014

Jan 2019

Eclipse Diagnostics acquires new technology

Eclipse Diagnostics acquires the handheld cannabinoids testing device technology.

Launch stroke risk monitoring medical device (ANTICIPATED)

Upon FDA approval we aim to start with the sales of our blood-testing technology for patients at high risk for stroke.

May 2021

June 2019

Canabinox launch (ANTICIPATED)

Launch the sales of the Canabinox cannabis reader.

Meet Our Team

Meet Our Team





Luka Fajs

President, CEO, Director

Luka comes from Slovenia and holds a PhD in Medical Microbiology from the University of Ljubljana, Slovenia. Before starting the Company, he was doing research and clinical laboratory diagnostics of hemorrhagic fevers, biothreats and other infectious diseases. He spent a lot of time in the field, helping doctors and nurses in low-income countries to set up and improve their diagnostic preparedness. During his work, he saw first-hand the drawbacks of the existing medical diagnostics system that is mostly centralized, capital-intensive and many people do not have adequate access to it. That was the motivation to join Prof. Robert's laboratory in Singapore where he took over the fundraising and startup activities of the technology. He continued as CEO of Biosensorix and helped secure early funding and directed the research and development activities. He is a passionate entrepreneur with a deep knowledge of diagnostics, user expectations, and basic science. Jan 2014 - Dec 2014: Post-doc at Institute of Microbiology and Immunology, University of Ljubljana, Slovenia - research and clinical diagnostics of viral hemorrhagic fevers and other zoonoses Jan 2015 - Dec 2016: Post-doc at Nanyang Technological University, Singapore - research and development of diagnostic and environmental monitoring platforms Nov 2015 - present: cofounder, CEO and Director of Biosensorix Pte. Ltd., Singapore - research and development of medical devices for rapid detection and quantification of disease biomarkers Feb 2018 - present: cofounder, president, CEO and Director of Eclipse Diagnostics Inc., USA - research and development of medical devices for rapid detection and quantification of disease biomarkers



Prof. Robert S. Marks

Chief Scientist, Director

Prof. Dr. Robert S. Marks is the co-inventor of the technological platform and is a renowned expert and key opinion leader in the field of biosensors. He is a Full Professor at the Ben-Gurion University of the Negev, Israel, at the Department of Biotechnology Engineering, The National Institute for Biotechnology in the Negev and the Ilse Kats Centre for Nanotechnology. He was a Visiting Scientist in the NTU-MSE, and was a program coordinator for the NRF CREATE program "Nanomaterials for Water and Energy Management". Robert has previously co-founded Biosensing Technologies Ltd, Biopixel Ltd and Polyrizon Ltd. He will be assisting with advising the development of the next generation prototype and establishing the business collaboration with potential partners. Prof. Marks has extensive experience in development of biosensors. He is the Editor-in-Chief of a 2007 2-volume Wiley Handbook in Biosensors and Biochips and a 2014 Viral Diagnostics book for virus detection. He is the author of 150+ papers (H-index 27), and numerous chapters. He has 4 issued patents as well as a dozen filed. 2011-present: Full Professor at Avram and Stella Goldstein-Goren Department of Biotechnology Engineering, Ben-Gurion University of the Negev, Israel Jan 2012 - Dec 2016: Visiting Professor at Nanyang Technological University, Singapore July 2011 - Jun 2016: Coordinator at NRF (National Research Foundation) CREATE Center for Nanomaterials for Energy and Water Management, Singapore Nov 2015 - present: cofounder and Director of Biosensorix Pte. Ltd., Singapore - research and development of medical devices for rapid detection and quantification of disease biomarkers Feb 2018 - present: cofounder and Director of Eclipse Diagnostics Inc., USA - research and

development of medical devices for rapid detection and quantification of disease biomarkers





Tina Semolic

Marketing Advisor

Marketing advisor at Biosensorix Pte. Ltd. Previously at Adglow.com (clients: Prada, Miu Miu, Moschino, Pinko, Max Mara, Armani ect.), Httpool.com (over 50 clients: Generali insurance, Mercedes, Audi, STO - Slovenian touristic org. ect.), Adroll.com (Head of Business Development SMB) Facebook.com (over 500 clients: Adidas, Nike, Ferrari, illy, Morellato, Fossil, Head, Hugs ect.)

  

Offering Summary

Company	:	Eclipse Diagnostics Inc.
Corporate Address	:	750 N. San Vicente Blvd, Los Angeles, CA 90069
Offering Minimum	:	$9,999.00
Offering Maximum	:	$363,220.00
Minimum Investment Amount (per investor)	:	$495.00

Terms

Offering Type	:	Equity

Security Name	:	Common Stock
Minimum Number of Shares Offered	:	909
Maximum Number of Shares Offered*	:	33,020
Price per Share	:	$11.00
Pre-Money Valuation	:	$11,189,805.00

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Perks*

All investors

Regular updates on our technology progress

$5,000+

Exclusive content and regular company updates

Your place on the Technology Ambassadors Page of the website

1 Canabinox test kit

$10,000+

Exclusive content and regular company updates

Your place on the Technology Ambassadors Page of the website

2 Canabinox test kits

Invitation to our annual company VIP events

$50,000+

Exclusive content and regular company updates

Your place on the Technology Ambassadors Page of the website

4 Canabinox test kits

Once-a-year conference call with the CEO and founders

*All perks occur only after the offering is completed and if the products are available in the market

The 10% Bonus for StartEngine Shareholders

Eclipse Diagnostics Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Common Stock at $11 / share, you will receive 11 Common Stock shares, meaning you'll own 11 shares for $110. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Administrative Expenses" not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Inter company debt or back payments; Salary payments made to one's self, a friend or relative; Vendor payments

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Eclipse Diagnostics to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Cannabis production is booming worldwide. There are now over 66 thousand licensed growers in US and Canada alone that produce over 10 million pounds per year. And they all face the same issue.

When to harvest the crop?

Cannabis growers want to hit maximum yield at optimal cannabinoids levels. How do they do it? They don't, because they don't have the tools for it. They use their experience and their "sixth sense" but that is not enough. **Growers need help** to easily measure cannabinoids fast and **harvest** at the **right time.**

CANABINOX is a handheld testing device that can accurately measure the levels of cannabinoids and other chemicals in plants and products in a matter of minutes.

Current solutions in the market require highly trained personnel and are expensive or are not accurate enough. With Canabinox, you don't need a PhD to do it and it won't cost you a fortune.

Just put a piece of the plant in the test tube, wait 5 minutes to extract the compounds and insert it in the reader. Wait for the light show and check your results.

If you want the maximum or consistent batch to batch cannabinoid levels, if you want to ensure your THC levels are below 0.3% or just check the quality of your weed or edibles, Cananbinox has you covered.

We have the device ready and need your investment to bring it to market.

Check out our offering, invest and become a part of the Canabinox revolution.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
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